[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:      Vulcan Materials Company Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of Vulcan Materials Company (the “Company”), I am submitting for filing the Company’s Registration Statement on Form S-4 (the “Registration Statement”) relating to its offer to exchange up to $150,000,000 aggregate principal amount of the Company’s 10.125% Notes due 2015 and up to $250,000,000 aggregate principal amount of the Company’s 10.375% Notes due 2018 (together, the “Exchange Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”) for an equal principal amount of the Company’s outstanding 10.125% Notes due 2015 and the Company’s outstanding 10.375% Notes due 2018, respectively.
     The Company is registering the exchange offer on the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers). The Company has further authorized us to include the following representations to the staff of the Commission:
1.	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief without independent investigation, based upon representations required to be made in the letter of transmittal to be executed by each holder participating in the exchange offer, each

Securities and Exchange Commission
March 23, 2009

person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of Exchange Notes. In this regard, the Company will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or 508, as applicable, of Regulation S-K.
2.	No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Company will also include in the letter of transmittal to be executed by each holder participating in the exchange offer a statement to the effect that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $22,320 is due in connection with this filing of the Registration Statement. That amount was paid to the Commission on March 16, 2009 by wire transfer to the Commission in immediately available funds.
     Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1376.

Securities and Exchange Commission
March 23, 2009

Very truly yours,
/s/ Rachel A. Wilson
Rachel A. Wilson

cc: Amy M. Tucker (Vulcan Materials Company)